Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

29 April 2015

PRIMA BIOMED TO PRESENT AT CANARY NETWORKS’

BIOTECH AND HEALTHCARE INVESTOR ROADSHOW

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) announces that Stuart Roberts, Head of Investor Relations for Prima, will provide an overview of the company at the Biotech & Healthcare Investor Roadshow hosted by Canary Networks on May 20 and 21, 2015.

Roberts will present at both events for the May roadshow – in Melbourne from 1 PM till 3 PM on Wednesday 20 May, 2015 at Rydges Hotel, 181 Exhibition Street; and in Sydney from 1 PM till 3 PM on Thursday 21 May, 2015 at the Royal Automobile Club of Australia, 89 Macquarie Street.

Investors wishing to attend these events must register themselves beforehand. If you wish to register, please visit the Canary Networks website, www.canarynetworks.com.au.

Prima’s presentation slides will be available on the company website prior to these events.

About Canary Networks

Established in 2009, Canary Networks is a specialist investor and corporate communications business providing a unique platform for ASX listed companies to engage with the financial and investment communities.

About Prima BioMed

Prima BioMed is a globally active biotechnology company that is striving to become a leader in the development of immunotherapeutic products for the treatment of cancer. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s pipeline of products includes IMP321 based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321 is its most clinically advanced product, a T cell immunostimulatory factor (APC activator) for cancer chemoimmunotherapy which has completed early Phase II trials. A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by large pharmaceutical partners.

For further information please contact:

Stuart Roberts, Global Head of Investor Relations

+61 (0) 447 247 909; stuart.roberts@primabiomed.com.au

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au ABN: 90 009 237 889